Exhibit 99.3

POET TECHNOLOGIES INC.

Head Office:	Operations Office:
Suite 501, 121 Richmond St. W	P.O. Box 555
Toronto, ON, M5H 2K1	Storrs-Mansfield, CT 06268
Phone: (416) 368-9411 - Fax: (416) 861-0749

NEWS RELEASE

POET Technologies Announces a Collaboration with Third Party Foundry to Reproduce and Enhance Repeatability of the 100-nm Results and Shrink its Planar Electrical Technology Process (PET) to 40-nm Scale

Toronto, ON, and Storrs, CT, September 2nd, 2014 — POET Technologies Inc. (TSX-V: PTK; OTCQX: POETF) (“the Company”) — developer of the planar opto-electronic technology (POET) platform for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single semiconductor wafer — today announced an agreement with a “3rd party foundry” to reproduce and enhance repeatability of the 100-nm scale results obtained at the Company’s labs (the “POET labs”) located at the University of Connecticut (UCONN). The “3rd party foundry” will also assist the POET team in shrinking the 100-nm PET devices and process to a 40-nm feature size.

Having developed a structure suitable for scaling POET transistors to the 100nm scale, POET has actively engaged a third party foundry to replicate the POET results with greater precision and larger scale using advanced ebeam writing tools. Definition and repeatability of 100-nm has been difficult in the POET labs due to the limitations of available lithography tools and other equipment. The collaboration gives the POET team access to superior capability and diagnostics, allowing the POET approach to start to scale to both 3” and 6” wafers with much larger device count and across wafer alignment.  The fine features will then be merged with optical lithography and other procedures necessary to transition to a manufacturing environment. In addition, the effort will target line width reductions from 100-nm down to 40-nm which should enable POET performance parameters to compete with present state-of-the-art processes.  The reduction will be parallel to our efforts with our Synopsys TCAD collaboration.

Dr. Geoff Taylor, Chief Scientist and Board member noted:  “Developing the 100-nm feature size technology in the current POET labs has proven to be challenging. With the collaboration of our “3rd party foundry”, we now have access to state of the art equipment highlighted by a state of the art ebeam writing tool. This will help us make the process more stable and predictable and help prove our process in a true manufacturing environment.”

This announcement follows another announcement today from the Company regarding collaboration with Synopsys and the creation of the Company’s first Process Design Kit (PDK). This collaboration will see the development of an advanced model of the Company’s PET devices targeting a technology node of 40-nm, a significant production node of highly integrated systems-on-chip (SoC) silicon CMOS device. The results of the physical devices at 40-nm developed at the “3rd party foundry” can then be correlated to the models of the PET technology developed using TCAD tools from Synopsys and vice-versa.

Mr. Peter Copetti, Executive Chairman Interim CEO concluded: “We now believe we have the right collaboration in place with Synopsys and our “3rd party foundry” to model our technology down to 40-nm and correlate our process to real physical device measurements. This should provide us with results needed to showcase our technology to potential customers at the optimum node for our platform.  We expect synergistic benefits from having parallel operations with the same end target.”

About POET Technologies Inc.

POET Technologies is the developer of the POET platform for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single semiconductor wafer. With head office in Toronto, Ontario, Canada, and operations in Storrs, CT, the Company, through ODIS Inc., a U.S. company, designs III-V semiconductor devices for military, industrial and commercial applications, including infrared sensor arrays and ultra-low-power random access memory. The Company has several issued and pending patents for the POET process, with potential high speed and power-efficient applications in devices such as servers, tablet computers and smartphones. The Company’s common shares trade on the TSX Venture Exchange under the symbol “PTK” and on the OTCQX under the symbol “POETF”. For more information please visit our websites at www.poet-technologies.com.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Michel Lafrance
Michel Lafrance, Secretary

For further information:

Christopher Chu, Taylor Rafferty, LLC

Tel: (908) 251-9869

Email: poet@taylor-rafferty.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward -looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook.  Such statements include the Company’s expectations regarding its ability to compete with present state of the art processes, its ability to make the process more stable and predictable and the development of an advanced model of the Company’s PET devices targeting a technology node of 40nm.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.